

07001941

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Benefit Finance Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

St. Louis	**Missouri**	**63131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Garlich **(314) 729-2210**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th floor	**St. Louis**	**Missouri**	**63101**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Garlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2010
NOTARY SEAL
#06433204
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature

EVP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 16, 2007

705 OLIVE · 10TH FLOOR · ST. LOUIS, MISSOURI 63101-2233 · (314) 655-5500 · FAX (314) 655-5501 · www.amdcpa.com

FINANCIAL STATEMENTS

Benefit Finance Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

ASSETS		
Cash and cash equivalents	$	187,852
Securities owned, at fair market value		9,237
Due from member		117,429
Total Assets	$	314,518

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	314,518
Total Liabilities and Member's Equity	$	314,518

Benefit Finance Securities, LLC

STATEMENT OF INCOME

For The Year Ended December 31, 2006

REVENUES	
Commissions	$ 9,672
Plan administration fees	102,143
Other fee income	18,125
Interest and dividends	10,298
Gains on securities	79,256
Other income	363
Total Revenues	219,857
EXPENSES	
Management fee	120,000
Taxes and licenses	8,248
Professional fees	14,713
Other expenses	275
Total Expenses	143,236
NET INCOME	$ 76,621

Benefit Finance Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For The Year Ended December 31, 2006

Balance - December 31, 2005	$	537,897
Net income		76,621
Distributions		(300,000)
Balance - December 31, 2006	$	314,518

Benefit Finance Securities, LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 76,621
Adjustments to reconcile net income to net cash used in operating activities:	
Gains on securities	(79,256)
Decrease in assets	
Accounts receivable	19,935
Decrease in liabilities	
Accounts payable	(60,000)
Deferred revenue	(13,333)
Net Cash Used in Operating Activities	(56,033)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of securities	(4,800)
Net Cash Used in Investing Activities	(4,800)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(300,000)
Net Cash Used in Financing Activities	(300,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(360,833)
CASH AND CASH EQUIVALENTS, Beginning of year	548,685
CASH AND CASH EQUIVALENTS, End of year	$ 187,852

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Benefit Finance Securities, LLC (the Company), a wholly-owned subsidiary of Bancorp Services, LLC (Bancorp), was organized as a limited liability company on December 4, 1997 and commenced operations in December 1998. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in selling variable life insurance annuities and private placements in Missouri. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with one financial institution that is considered to be highly credit-worthy. Deposits at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

Securities

Securities owned by the Company are considered trading securities, which are held for resale. The securities consist of equity securities that are stated at market value. Gains and losses, both realized and unrealized, are included in gains on securities.

Revenue Recognition

Plan administration fees are derived and earned over the term of the contract from policy administration pursuant to the sale by a retail broker-dealer of a variable insurance related contract.

The Company also receives commissions from direct sales of corporate life insurance policies. Revenue from commissions is earned at the point the premiums are paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Income Taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company under the Internal Revenue Code. Under this election, earnings of the Company are taxed at the member level. Accordingly, no provision has been made for income taxes.

B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had regulatory net capital of $195,703 and minimum net capital requirements of $5,000. The Company had no aggregate indebtedness at December 31, 2006.

C. RELATED PARTY TRANSACTIONS

Sales commissions and plan administration fees are due from and payable to, respectively, an affiliated company partially owned by Bancorp. There were no sales commissions due from this affiliate at December 31, 2006. The Company has $117,429, related to the sale of securities, due from Bancorp at December 31, 2006.

The Company has an Expense Agreement with Bancorp to pay a monthly fee of $10,000 for the cost of space, equipment and technology support, sales and marketing support and administrative and financial support. Management fee expenses totaled $120,000 in 2006. Beginning January 2007, the Expense Agreement was modified and the monthly fee will be $7,500.

D. CONCENTRATIONS IN REVENUE

Plan administration fees earned in 2006 were from three customers.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Benefit Finance Securities, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

Schedule 1

December 31, 2006

Member's Equity	$ 314,518
Less non-allowable assets:	
Due from member	117,429
Total non-allowable assets	117,429
Net Capital Before Haircuts	$ 197,089
Less: haircuts on securities	$ 1,386
Net Capital	$ 195,703
Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 5,000
Excess net capital	$ 190,703
Excess net capital at 1000%	$ 195,703
Ratio of aggregate indebtedness to net capital	-

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part II A Focus Report.

Benefit Finance Securities, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2006

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

Independent Auditors' Supplementary Report on Internal Control

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benefit Finance Securities, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2293 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects an entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be significant deficiencies as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anchin Block & Anchin LLP

February 16, 2007

END